UPDATE AND REVISION

OF THE

GOLD WEDGE PROJECT DEVELOPMENT

NYE COUNTY, NEVADA

TECHNICAL REPORT
(written to meet filing requirements of NI 43-101)

Prepared for

Royal Standard Minerals, Inc.
1311 North McCarran Blvd., Suite 102
Sparks, Nevada 89431

By

James W. Ashton, Consulting Engineer P.E.

Timothy D. Master, Exploration-Development Manager M.Sc. CPG
Royal Standard Minerals Inc. – Manhattan Mining Co.

March 2005

Table of Contents

1.0	SUMMARY	3
2.0	INTRODUCTION AND TERMS OF REFERENCE	5
3.0	DISCLAIMER	6
4.0	PROPERTY LOCATION AND DESCRIPTION	6
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	10
6.0	HISTORY	10
7.0	GEOLOGICAL SETTING	12
8.0	DEPOSIT TYPES	16
8.1	Stratigraphic Controls of the Gold Wedge Deposit	16
8.2	Structural Controls of the Gold Wedge Deposit	19
9.0	CALDERA MARGIN	22
9.1	Alteration	22
10.0	MINERALIZATION	22
11.0	EXPLORATION	23
12.0	DRILLING	24
13.0	SAMPLING METHOD AND APPROACH	25
14.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	29
15.0	DATA VERIFICATION	29
16.0	ADJACENT PROPERTIES	30
17.0	MINERAL PROCESSING AND METALLURGICAL TESTING	32
18.0	MINERAL RESOURCE ESTIMATE	33
18.1	Gold Wedge Mineral Project	33
18.2	Database Integrity	34
18.3	Geological Interpretation	39
18.4	Estimation and Modeling Techniques	39
18.5	T. D. Master Estimate:	40
18.6	L.D. Martin Estimate:	40
18.7	J.W. Ashton Estimate:	41
18.8	High Assay Values	43
18.9	Bulk Density	44
18.10	Comparison of Estimates	44
18.11	Confidence Level in the Resource Estimate	45
19.0	POSSIBLE EXTERNAL AFFECTS ON ESTIMATED RESOURCES	45
20.0	INITIAL MINING AND PROCESSING PLANS	46
20.1	Underground Bulk Sample:	46
20.2	Mineral Processing Plant :	46
21.0	OTHER RELEVANT DATA AND INFORMATION	47
22.0	CONCLUSIONS AND RECOMMENDATIONS	49
23.0	REFERENCES	51
24.0	DATE AND SIGNED BY	53

List of Illustrations (Figures)

Figure #		Page #

Figure 1	Location Map of Gold Wedge Project, Nye County, Nevada	7
Figure 2	Royal Standard Minerals Inc. Land Ownership of the Gold Wedge Project	9
Figure 3	Central Nevada Caldera Trend and Manhattan Mining District	14
Figure 3a	Cross Section of Deposit Types in the Manhattan-Round Mountain Area	15
Figure 4,4a,4b	Geology of the Open Pit Mine Area South of the Gold Wedge Deposit	18,20,21
Figure 5	Longitudinal Cross Section of the Gold Wedge Deposit with Stratigraphic Controls of Mineralization and Proposed Decline Construction	35
Figure 6	Plan View of Drill Holes	38
Figure 7	Gold Wedge Plan Map of the Geology, Resource Blocks, Drill Holes Locations with Mineralized Intervals and the Decline Plan	48

Plate #1	Aerial Photo showing geology and resource area	31

List of Tables

Table #

Table 1	Resource Comparison	4
Table 2	Description of Royal Standard Minerals Inc.’s Land Holdings, Gold Wedge Property	8
Table 3	Gold Wedge Stratigraphic Section	17
Table 4	Gold Wedge High-Grade Samples	28
Table 5	Drill hole Collar Information	37
Table 6	Gold Wedge Project Development Budget	50

1.0 SUMMARY

The authors prepared an updated and revised report of the Gold Wedge Project located in Nye County Nevada, USA for Royal Standard Minerals Inc. (RSM). The report guidelines conform to the standards of disclosure for mineral projects under National Instrument 43-101. An exploration decline was driven 689 feet into the shallow resource defined in the 2003 Technical Report by J. Ashton (Ashton) (Figures 5 and 7) as part of the recommended bulk sampling and metallurgical testing program. The decline design was revised to access the shallowest level of the resource first, with the intention to drift along the structural zone using an underhanded mining method for safety, creating less dilution and greater gold recovery from mining the sill. The first interval of significant gold mineralization within the more than 100+ feet wide main gold mineralized structural zone, containing 10 feet at 0.486 Au oz/ton, was crosscut at the bottom of the decline where mining is planned to begin. This zone is located at the 6740’ level, 100 feet below ground level and confirms the location and grade of the measured resource as predicted by the drilling, 2003 model and the original geologic interpretation from previous drilling in this area as reported in the RSM Manhattan District Exploration and Development Program report by T. Master, 2001 (Master).

Gold was easily panned from samples taken from the high grade zone along the decline rib without fine crushing of the sample. This provides an indication of the gravity recoverable nature of the gold. Gold was also easily panned from the uncrushed drill cuttings from the 2004 RSM drill holes that penetrated the high grade zone.

The 2003 resource estimate has not been updated in this report. An updated to the mineral resource and a reserve estimate will be completed once the processing of a bulk sample has been completed. At that time, a mineable reserve estimate can be completed based on the updated resource, mine plans and operating costs. Revisions of the resource estimate will be completed subsequent to the completion of the decline development and the bulk sampling program.

Mining of the bulk sample will begin on a small scale with a drift from the decline- crosscut through the mineralized zone. The drifting on the zone can be accomplished without any further development work. Underground core drilling will be applied ahead of the mining where needed. Processing of the bulk sample should begin no later than May-June 2005.

A gravity wash plant was purchased at auction and has been shipped to the mine-site where assembly began in late February 2005 and is currently under construction. Goldfields Engineering, the designer and manufacturer of the plant, are currently re-commissioning the plant. The plant has a capacity of 100 yards per hour (approximately 150 tons / hr).

The silt pond liner scheduled for installation in the fall was delayed due to bad weather and is now scheduled for installation in early spring 2005. This liner and water retention pond is necessary for plant processing.

Additional development work is planned in year 2005, in conjunction with mining the mineralized zone. Four hundred feet of decline is planned to be driven as a continuation to the north, into the 6710’ level beyond the known historic workings. Multiple working faces can then be started on the main zone to extract the 5,000-10,000 ton bulk sample.

The majority of the Project’s gold resource lies on claims leased from a private claim owner with plans to purchase at low cost in year 2005. RSM will then own all of the resource including the deep extension previously staked by RSM and planned for drilling to test the larger potential into the caldera margin. Two additional patented claims were purchased by RSM in year 2005 to improve the landholding position for the deep potential into the caldera margin.

All environmental permits have been acquired including the water pollution control permit and air quality permit. The full mining-reclamation cash bond of $120,000 was deposited June 2004 prior to the start of mining. Primary power was established from the town of Manhattan utility line on the property and 45 acre-feet of groundwater rights were granted to RSM by the State of Nevada, with water being pumped for mine use from RSM’s water well. The water use rights of 45 acre/feet are more than adequate for the scale of planned mining on the project. The project is fully permitted for full scale production and surface processing. There were no safety or environmental violations in year 2004.

The known gold resource of the Gold Wedge Project occurs in a steeply dipping north trending fault zone crosscutting limestone and siltstone beds. This fault zone intersects the Manhattan caldera margin where additional crosscutting mineralized faults create fault intersection areas suitable for high-grade gold deposition. Surface exploration drilling has delineated 2,500 feet of the north trending mineralized fault zone and projects the zone to be plunging north into an untested area along the caldera margin. A segment of this mineralized fault zone, 1,100 feet in length, occurs on RSM Land and has been delineated by 55 reverse circulation drill holes, six (6) diamond drill core holes and 7 new reverse circulation holes drilled in 2004 by RSM. There are currently 16 additional holes permitted for drilling from the surface to delineate and expand the known resource for mining in conjunction with the underground drilling.

The additional drilling of 7 surface holes and assaying were designed and supervised by the co-Author (Master) and have been completed to accepted industry standards. Horizontal underground diamond drill coring is recommended for grade determination because horizontal coring has little pressure to wash gold from poorly cemented open fractures and thus producing a better sample. Coring from the surface requires higher pressure water to clean the cuttings from the face of the drill bit and up the hole washing the loosely held gold out of the fractures.

The Project’s land holdings have been properly filed with all title payments currently paid for year 2004. Holding costs, buyout costs and royalties are extremely low with little impact on the project’s economics, with the only remaining lease on the project to be purchased in year 2005.

2.0 INTRODUCTION AND TERMS OF REFERENCE

At the request of Royal Standard Minerals, Inc., (RSM) a review and evaluation of work completed during years 2003 and 2004 following the completion of the Ashton report filing March 6, 2003 for the Gold Wedge project (project) was undertaken. One author completed new underground and surface mapping presented in this report. Since the March 6, 2003 report was completed, work has progressed on a number of topics and development areas. These include an updated geologic interpretation, underground development and surface construction of the process facility and approval of all environmental permits.

Sources of information and data for this report were from the RSM internal Gold Wedge Project Annual Summary of Mining Activity and Surface Development for Year 2004 report, a technical report Review and evaluation of the Gold Wedge Project, by James W. Ashton P.E., March 6, 2003, “An Evaluation of the Gold Wedge Property, Nye County, Nevada” co-authored by Mr. Roger C. Steininger, Ph.D. and Timothy D. Master, M.Sc., January 7, 2003, Volumes I and II (Steininger January 2003). Additional and clarification of information was also acquired through conversations with Mr. Master. Information sources in the above-sited report were used in the current review and include private reports by RSM and various other technical reports produced by consultants at the request of RSM along with unrestricted files acquired by RSM from Freeport Exploration (AngloGold U.S.A. Exploration Inc.), Crown Resources, New Concepts Mining, Sunshine Mining and Royal Gold Inc., and published and unpublished papers listed in the Reference Section.

Located in the historic Manhattan Mining District one half-mile from the town of Manhattan in Nye County, Nevada the Gold Wedge Project consists of approximately 520 acres. A total of 38 unpatented claims and one patented claim, which cover the potential resource area, have been surveyed by a Professional Land Surveyor and Legal council, Ross E. de Lipkau, completed a title opinion of public records confirming clear title to the Gold Wedge Property by RSM.

This technical review and evaluation of the Gold Wedge property for RSM’s subsidiary company, Manhattan Mining Co. (MMC), RSM’s current operating company in Nevada, may be used to provide additional investor support for further funding of RSM’s startup of underground mining and development, facility construction, and exploration of the larger resource extension. These plans include mining of 5,000-10,000 tons of mineralized rock and the processing of that rock, the driving of 400 feet of decline 12’ X 13’ in size into the zone for deeper access and additional working faces, and the surface-underground drilling of the deeper extension of the mineralization to the north.

The co-author of this report (Master) recently visited the Property on March 15, 2005 to orient surface construction of the plant and underground mine contractors. Much of last year was spent underground mapping and supervising the operations. The authors have been involved with investigations of this project at least since 1997.

3.0 DISCLAIMER

The authors believe that industry standard methods have been employed to the evaluation, drilling and mining of the resource to date. The co-author (Master) supervised the recent drilling program and sampling of the underground decline to evaluate the occurrence and grade of the mineralization in the crosscut. The authors however, cannot warrant or guarantee that there are no errors or as to the accuracy of the past drill data, gathered fifteen to twenty years ago, used to formulate conclusions. The 2004 drilling campaign has verified the past data in the crosscut area with the addition of the unrecorded mine workings at shallow depth that were filled and not recorded in past drilling. Portions of this report rely on data and interpretations provided by RSM from the Ashton 43-101 filing and the Dr. Steininger and Mr. Master report.

4.0 PROPERTY LOCATION AND DESCRIPTION

Location

The Gold Wedge Project is located in the Manhattan Mining District, section 18, T8N, R43E, Mount Diablo Meridian, 1/2 mile west of the town of Manhattan in Nye County, Nevada, (Figure 1). Located within the southern Toquima Range of central Nevada, the elevation ranges from 6,800 feet to 7,800 feet. The topography is gently rising to rolling and ruggedly steep along the north-south trending mountain range. The resource occurs under a gravel covered dry drainage valley north of paved highway 377. The town of Tonopah is 50 miles south of the deposit and is considered the most favorable location for accommodations. Tonopah is also the county seat for Nye County.

Permits and Environmental Liabilities

The Water Pollution Control Permit and Reclamation Permit for bonding were approved for full scale production on April 3, 2003 (permit #0211) and a cash bond of US $120,000. was deposited on June 7, 2004 with the Nevada Department of Environmental Protection (NDEP) prior to start of operations on June 11, 2004. The air quality permit for full scale production was also approved on November 19 2004 for full scale processing. Approval of the use of 45 acre-feet of water was granted in May, 2003. A Mine Safety and Health Administration (MSHA) number has been obtained as required prior to commencement of mining. There are no federal permits required because all surface disturbances are restricted to the patented claim and the operation will contain a zero discharge process facility. There is no county use permit or building permit required at the plant site. A sanitary landfill permit can be acquired at a later date when required. The water monitoring well provides the water for the underground mining and will provide the initial water for the plant startup by filling the silt ponds for circulation with installation of the liner in April-May, 2005.

FIGURE 1 – LOACATION MAP
Source: RSM 2003

NEVADA
Scale
0 10 20 30 40 50 miles
0 10 20 30 40 50 60 70 80 kilometers
THE GREAT SEAL OF THE STATE OF NEVADA
N
NE
E
SE
S
SW
W
NW
NEVADA DEPARTMENT OF TRANSPORTATION
CARTOGRAPHY
(775) 888-7627
Reno
Sparks
CARSON CITY
STOREY
LYON
DOUGLAS
CHURCHILL
MINERAL
ESMERALDA
NYE
CALIFORNIA
SIERRA
PLACER
ELDORADO
ALPINE
MONO
INYO
HUMBOLDT-TOIYABE
NATIONAL
FOREST
YOSEMITE NATIONAL PARK
INYO NATIONAL FOREST
Walker River Indian Reservation
Hawthorne Army Ammunition Plant
Berlin-Ichthyosaur State Park
National Wildhorse Management Area
Nellis
Air
Force
Stillwater National Wildlife Refuge
Tahoe City
Lake Tahoe
Truckee
Fallon
Tonopah
Goldfield
Bishop
Bridgeport
Lee Vining
Gardnerville
Minden
Yerington
Austin
Gabbs
MONITOR RANGE
MONITOR VALLEY
SILVER PEAK RANGE
GILLIS RANGE

Description of RSM Land Holdings

The land position controlled by RSM on the Gold Wedge Project Area is shown on Figure 2 and listed in Table 2 below.

Table 2

Claim Name	Claim Type	BLM Serial #s
		or patent #
Gold Wedge	unpatented	NMC 96294 –
Gold Wedge 1-3	“	96297
Orphant	patents	4095
Copper Farm-Eldorado #2	“	2876
GW1-34	unpatented	NMC 826458 – 826460, 824432 – 824436, 826461 – 826476, 829859 – 829863, 834113 - 824114

Location of Claims	# of Claims/Acres/Owner	Importance To Development
(Type of Control)

Gold Wedge Deposit (Option to Purchase 100% for $200,000.)	4 claims / 50 acres / Hill	90% of known measured deposit and most of known indicated deposit, 3% NSR, 5-year lease term, renewable

North Plunge of Gold Wedge Deposit and 1.5 miles of Mineralized Caldera Margin Trend (RSM owns 100% of Unpatented Claims)	34 claims / 450 acres / RSM	Largest deep inferred and unexplored mineralized caldera margin

South End Of Gold Wedge Deposit and East Caldera Margin Trend (RSM owns 100% of Patent Claim)	1 claim / 20.03 acres / RSM (Orphant Patent)	Approximately 5% of known deposit, Private Land for Decline and Plant Site, and 1,500 feet of mineralized caldera trend; facility site plan, 1% NSR

Wm. Michael Donovan Jr., Professional Land Surveyor #2617, surveyed the land holdings in the immediate vicinity of the deposit to determine the exact land boundaries in relation to the gold deposit. These boundary locations will be used for determining royalty allocation if the remaining leased property is not purchased prior to the start of production. (see Plate 1, original filing). RSM currently has a 2.0% NSR royalty obligation that can be purchased for US$200,000 minus past lease payments of $15,000. This purchase option may be exercised prior to any full production decision. The Project’s land holdings have been properly filed in year 2004 with all title payments currently paid. Holding costs, buyout costs and royalties will be even lower with the lease purchase and have little impact on the project’s economics.

FIGURE 2 – LAND OWNERSHIP
Source: RSM 2003

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Gold Wedge Project is just north and adjacent to paved highway 377 and is situated in the Big Smokey Valley at an elevation of 6820 feet. The topography is gently rising to rolling and rugedly steep along the north-south trending mountains. Sagebrush and juniper and pinion pines grow on the project area. The town of Manhattan is ½ mile from the project and has a population of 62 residents. The town enjoys two bars, a community library, a U.S. Post Office and a well-equipped volunteer fire department. The small towns of Hadley and Carvers are twenty and twenty-seven miles from the project respectively. The large Round Mountain Mine (Barrick/Newmont) is located 10 miles away. Agriculture, ranching and mining with a strong source of talented labor support the area. Local equipment and construction contractors in Manhattan are being employed on the project. The winters can be cold and summers hot with little annual rainfall. Mining operations will be operated on a year around basis

Electrical power was dropped down from the power line crossing the property at the mine portal that supplies the town of Manhattan with power. Forty five acre feet of water rights were granted by the State of Nevada for use in mining and are currently being used. Mine dewatering in the future will also be used for processing. A backup well will be available for additional water if needed. RSM has secured sufficient land and mineral rights for mining the Gold Wedge deposit, constructing facilities for processing the ore and exploring the larger resource potential to the north as planned.

6.0 HISTORY

The first located mining claim in the Manhattan District was filed in 1905 on what would be referred to as the Reliance Mine, a short distance to the southeast of the current Gold Wedge property. The Reliance Mine was located on the Little Grey fault, which is synonymous with what RSM calls, the Reliance Fault. The majority of production from the Reliance Mine was between 1932 and 1941 with estimated production of 59,108 tons at a recovered grade of 0.435 Au oz/ton (Kral, 1951, p119). After this period, placer mining took place and much of the underground workings were flooded. The Gold Metals Mine (a.k.a. Sullivan Mine), located near the center of the Gold Wedge resource area, was mined from the early 1930’s to the late 1940’s (Kral, 1951, pp119-120). The principal production occurred during 1935-1936 when 9,372 tons were mined at an estimated recovered grade of 0.292 Au oz/ton from the Gold Metals Shaft (Kral, 1951, p119). M. D. Draper in a 1930 evaluation of the mine wrote the following: "Sampling of this larger ore body shows it to be 90 feet long and with the present northern limit not yet reached. The vein is widening towards the north. The average value as sampled is $30.15 per ton and the average width is 5.0 feet” (Draper, 1930). Prior to 1967, district wide production from both lode and placer deposits is estimated at 330,000 Au ounces (Kleinhampl and Ziony, 1984). From 1974 to 1990 and estimated 236,000 au ounces were mined from the Manhattan mine by various owners (Tenneco, 1986, Maddry, 1988 and Berry, 1997).

The Gold Wedge resource area has a history of being mined by both underground and placer methods. More recently, the underground potential has been considered for development by such companies as Freeport Exploration, Echo Bay Mines, Sunshine Mining, Crown Resources and New Concepts Mining. Freeport Exploration drilled 26 reverse circulation (RC) holes between 1983 and 1985 in the resource area. Sunshine Mining was the most aggressive toward development of the project and during 1986, negotiated a mine plan and work commitment of $1,500,000, over three years, to earn 45% interest from Freeport Exploration. Sunshine Mining drilled a number of RC and core holes however, RSM has not been able to locate the collar coordinates. RSM does however have the assays and logs for each hole. The high holding costs, higher priority toward other projects and inconclusive core drilling results, tests seemed to show that the drilling water washed out the loosely held gold in the fractures, added to Sunshine’s decision not to continue with the joint venture. Both Sunshine and Freeport returned the property back to the claim holders in 1989. The project was then leased to Crown Resources Corporation (CRC) in 1990 who drilled seven RC holes and six core holes, in the resource area. Crown Resources did not pursue additional work beyond the drilling and the completion of a resource estimate by Western Services Engineering in 1992. In 1995, the project was subleased to New Concepts Mining (NCM), a California based company who drilled an additional 15 RC holes in the resource area. Both CRC and NCM completed a number of internal resource calculations, which ranged from 674,000 ounces at an average grade of 0.20 ounces per ton (opt) using uncut grades (NCM), to 56,000 ounces at 0.06 opt grade by cutting all high grade values to a maximum of 0.25 opt (CRC).

The project was then sublet to Royal Gold in 1997 who continued with drilling several widely spaced drill holes to test for a larger tonnage deposit and in the process, possibly encountered a new zone of mineralization that still needs confirmation. Management concerns regarding the potential for a large tonnage open pit deposit and the onerous terms of the option agreement as well as title issues at the time, discouraged Royal Gold from further work (conversations with Mr. Steininger).

The Gold Wedge property became available in late 2000 when Crown Resources and New Concepts Mining both dropped the project and released it back to the owners, the Hill Family. All additional surrounding unpatented claims were also dropped. RSM acquired the property from the Hill Family in 2001. This effort coincided with the staking of 34 lode claims surrounding the Hill Claims, which cover 1.5 miles of prospective mineralization along the caldera margin, and further consolidated the land position by acquiring a strategic patented claim within the project area. The 4 lode claims from the Hill Family captured the majority of the drill-indicated resource. In November 2001, RSM completed the purchase of a patented claim from AngloGold. This purchase gave RSM the private land necessary for construction of surface facilities and the decline portal.

During July 2001, 40 unpatented and 4 patented lode claims were acquired from Anthony Selig, which cover adjacent and nearby mineralized areas not directly connected to the Gold Wedge Project. The Selig Claims were dropped in 2004 because the claims did not fit into the current mining and exploration plan.

Royal Gold gave their data to RSM in late 2002, which identified new mineralization west of the known resource area. However, none of the new data directly affected the Gold Wedge resource. Seven additional lode claims were staked on the various projected extensions of this mineralization.

During 2002, RSM contracted with independent consultants to evaluate the database and review the gold resource on the property. These efforts indicated that there was sufficient encouragement to go underground on this deposit as a means to further evaluate its potential economic viability. The Company filed for the necessary permits to construct a decline to obtain a bulk sample from the deposit. A 5,000-ton sample was planned to be mined and tested in a full scale gravity separation plant. A water monitoring well was constructed in 2002 per permit requirements and water samples were taken. The drill cuttings were also assayed for gold in five foot interval for the 300 foot length of the hole with encouraging results.

During 2003-2004, RSM acquired all permits to proceed with the underground development and processing. Six hundred eighty nine feet of development decline was driven and 100 ton of bulk sample was mined from the mineralized zone. The gravity wash plant was delivered to the site and the water containment silt ponds were constructed. Plant construction and startup of mining is planned for February 2005.

7.0 GEOLOGICAL SETTING

The Manhattan Mine District, although oriented east-west along the margin of the Manhattan Caldera, is part of a much larger scale north-south alignment of nested calderas, intrusives and volcanic centers starting at Northumberland to the north and trending south through Round Mountain, Manhattan and to Tonopah. Numerous smaller deposits occur between these larger deposit areas and include Gold Hill, Corcoran Canyon, and Midway. Round Mountain and Tonopah are hosted in Tertiary Volcanic rocks whereas Northumberland and Manhattan are hosted in Silurian - Cambrian Age limestone and siltstone. Mineralization at Round Mountain, Corcoran Canyon and Midway are known to transition into the underlying sedimentary rocks. At Round Mountain, the underlying Cambrian Age Gold Hill Formation is strongly mineralized with gold, as it is in the Manhattan District, (Figure 3, 3a).

It is believed that the Tertiary Age Caldera formation and volcanic centers indirectly control all of the deposits in the north-south trend. All of the deposits are dated from the earliest period of volcanism to somewhat later than the period of caldera development. Alteration in the Round Mountain Mine is dated at 25.5 Ma., Northumberland at 32 Ma, Tonopah at 16.9 - 19.6 Ma. and Manhattan area at 32 Ma and 16.5 Ma., with the gold deposition possibly sourced from the volcanic centers.

Age dating of various igneous rock types and alteration in the Manhattan District indicates two periods of gold deposition slightly prior to and then following the development of the Manhattan Caldera. Unaltered rhyolite flow domes on Fergus Hill within the Manhattan Caldera, 2.0 miles northwest of the Gold Wedge Deposit, are dated at 23.5 -25.5 Ma. and are the youngest intrusions mapped in the caldera. Alteration at the White Caps Mine in the east part of the district is dated at 32 Ma and the alteration in the Gold Wedge Deposit is dated at 16.5 Ma. The Pipe Spring Granite Intrusions are dated at 80 Ma and are mostly unaltered and unmineralized except where crosscutting shear zones contain altered and mineralized andesite and latite dikes. Unaltered crosscutting andesite and latite dikes are dated at 24.2 Ma in the Keystone Mine Area and are possibly late intrusions from the caldera.

The N30W trending Reliance Fault Shear Zone hosting the Gold Wedge Deposit appears to be an earlier fault developed prior to caldera formation. This fault cannot be traced into the intra-caldera flows north of the caldera margin and appears to merge with the caldera margin as it turns west under a mineralized jasperoid ridge called Black Mammoth Ridge. Alteration occurs in the volcanic rocks along the caldera margin. The intersection of the Reliance Fault with the caldera margin is where the Gold Wedge Deposit contains the highest-grade mineralization. The Reliance Fault is possibly an older “Walker Lane Type” strike slip fault that has become reactivated and mineralized at the margin of the caldera (Figure 3a).

FIGURE 3 – CENTRAL NEVADA CALDERA TREND
Source: RSM 2002

Central Nevada Caldera Trend Containing the Manhattan Project

Moores Creek caldera
Tv
Pzs
Qal
Moores Creek prospect
Mount Jefferson caldera
Tv
Tu
Gold Hill Mine
Qal
Trail Canyon caldera
Tv
Tu
Jefferson Canyon Deposit
Pzs
Round Mountain Mine
9,000,000 Ounces
Kg
Pzs
Flower Mine
Corcoran Canyon Deposit
Van Ness Mine
Antone Canyon Prospect
Manhattan caldera
Tv
Kg
N
0
5
Miles
Manhattan Project
Manhattan District
500,000 Ounces Produced

FIGURE 3a – GENERAL CROSS SECTION OF DEPOSIT
Source: Freeport Exploration, 1984

8.0 DEPOSIT TYPES

Manhattan District

Significant past lode production in the Manhattan District is confined to an east/ west trending mineralized package of Cambrian - Ordovician Age sedimentary rock five miles long and one mile wide, along the Manhattan Caldera margin. Significant placer production overlaps onto the lode deposits with the start of the major placer production occurring over the Gold Wedge Deposit and continuing west down Manhattan Gulch for approximately five miles. Several small historic underground mines are located on or in close proximity to the Gold Wedge Resource from which an estimated 28,500 gold ounces were produced. More recent production from the Manhattan mine open pits located to the southeast of the Gold Wedge Deposit is estimated at 236,000 ounces of gold at an average grade of 0.08 ounces per ton (Maddry, 1988). These open pit deposits were essentially vein deposits averaging 0.5 ounces gold per ton and greatly diluted by open pit mining. The third significant recorded production is from placer mining with 150,000 ounces of gold produced originating from the lode vein deposits up-drainage. There are numerous smaller underground mines that are estimated to have produced an additional 100,000 ounces of gold. The specimen gold character of these deposits commonly results in significant unreported gold production, probably in the 50,000 - 100,000 ounces range (Ferguson, 1924). It is estimated that 500,000 to 600,000 ounces of gold have been produced from the Manhattan District (Kral, 1951). The recorded production from the RSM property holdings is estimated to be 40,000 ounces and is divided between lode and placer production (Kral, 1951).

8.1 Stratigraphic Controls of the Gold Wedge Deposit

Mapped rock units in the Gold Wedge Deposit are grouped into two lithologic assemblages. The older quartzite-siltite-phyllite-argillite assemblage assigned to the Cambrian age Gold Hill Formation hosts the mineralization in the southern end of the deposit, which extends south into the Manhattan open pit (Figure 4). The overlying thin-bedded limestone assemblage, assigned to the Ordovician Age Zanzibar Limestone, hosts the majority of the deposit to the north. The Zanzibar Limestone assemblage grades upward into an interbedded sequence of micritic limestone-laminated calcareous siltstone-black chert-argillite, which is characteristic of a restricted basin, type deposition. The two stratigraphic assemblages of the Gold Hill and Zanzibar formations dip north at approximately 40 - 45 degrees. The mineralization crosscuts through the Gold Hill Formation into the overlying Zanzibar Limestone along a steeply dipping fault zone and exhibits partial stratigraphic control by becoming more disseminated and higher grade in the limestone sequence. Evidence of this dissemination in the limestone is the massive jasperoid replacement at the surface on Black Mammoth Ridge, west and adjacent to the known deposit. This dissemination progresses upward through the Zanzibar Limestone into the overlying Ordovician age Toquima Limestone-Argillite and Quartzite. Drilling to date has restricted the high-grade mineralization (>0.15 opt) to within 20 feet of the fault margins. Lower grade mineralization is disseminated along bedding up to 200 feet from known mineralized faults, as shown in cross section P-P’ and in the cross sections R,X,Yand Z, Appendix IV, Volume II, Steininger 2003. There has been no drilling in the overlying jasperoid of the Toquima Formation where the Reliance Fault Zone intersects the Toquima Formation under Black Mammoth Ridge. The following Table 3 shows the stratigraphic column constructed from drill data across the Gold Wedge Deposit.

Table 3

Quaternary	surface gravel	0 – 75 feet thick
Zanzibar Fm.	Gray Argillite/Siltstone	200+ feet thick	gold host
Zanzibar Fm.	Gray Argillaceous Ls.	100 feet thick	gold host
Zanzibar Fm.	Dark Gray Limestone	100-150 feet thick	major gold host
Gold Hill Fm.	Calcareous Phyllite (green-pink, pyritic)	45-75 feet thick	minor gold host
Gold Hill Fm.	Brown siltite (with thin ls.and qtzite)	200+ feet thick	minor gold host
White Caps Ls.	White sandy limestone	40-60 feet thick	major gold host in the District

The White Caps Limestone occurs below the Gold Wedge Deposit and has not been drill tested in the Reliance Fault Zone under the deposit.

FIGURE 4
Source: Maddry, Coyle and Pettit, 1988

GEOLOGIC MAP OF THE MANHATTAN MINE AREA
Gold Wedge
MANHATTAN CALDERA
Tv
Ozl
Qal
B'
A'
Ꞓgh
Ꞓms
WEST PIT
EAST PIT
MANHATTAN ANTIFORM
WASTE DUMP
MILL SITE
B
A
N
0 500 1000ft
0 200 400m
SCALE
EXPLANATION
SYMBOLS
Contact, dotted where concealed
Fault, showing dip. Ball on down-thrown side; dotted where concealed.
Low-Angle Fault, sawteeth on upper plate.
Overturned Fold
Strike and dip of foliation.
ROCK UNITS
CENOZOIC
PALEOZOIC
Quaternary
Tertiary
Qal Alluvium
Tv Undivided volcanics
Ozl Zanzibar Limestone
Ꞓms Mayflower Schist
Ꞓgh Gold Hill Formation

Geologic map of the Manhattan Mine area

8.2 Structural Controls of the Gold Wedge Deposit

Reliance Fault Zone

The structural preparation of the Gold Hill and Zanzibar Formations in the Gold Wedge deposit area is a broad anticline plunging northwest with the north limb of the fold dipping 40-45 degrees north and hosting the deposit. The limb of the anticline is also folded into a secondary anticline plunging north and is crosscut along the axis by a steeply dipping fault zone called the Reliance Fault. The mineralization in the Gold Wedge Deposit occurs in the Reliance Fault Zone. The Reliance Fault Zone is the most continuous mineralized fault zone in the Manhattan District and is mapped by drilling and mining along 3,500 feet of strike length, starting at the north end of the Gold Wedge Deposit and continuing south through the Manhattan West Pit (Figures 4a & 4b). At the Gold Wedge Deposit, the fault trends N30 degrees west and dips 75-80 degrees west and east. The overall dip of the fault zone is determined to be west, based on cross sections constructed through the deposit; however, Sunshine Mining, based on less drill control, interpreted the fault zone to be dipping approximately 80 degrees east. In any case, an underground decline plan will not be affected by the variable dips of the fault as long as a safe distance can be maintained to the east of the deposit and mining can be developed above and below the decline at a safe distance.

The Reliance Fault Zone contains more than one mineralized shear, although one continuous fault zone can be traced along the west side of the entire deposit for a distance of 1,000 feet. Vertical displacement in any one fault is small to moderate (10 to 100 feet) based on correlation of the Zanzibar/Gold Hill contact across the deposit. East dipping mineralized shears within the fault zone have also been reported in shallow underground workings at the Gold Metals shaft. Secondary parallel shears east of the proven resource are mineralized and have not been delineated completely. Condemnation drilling for the decline is planned in the area east of the resource.

FIGURE 4a
Source: Maddry, Coyle and Petit, 1988

MADDRY, COYLE, PETTIT

ISOPACH MAP WEST PIT OREBODY
BRUGHER FAULT
ULTIMATE PIT PERIMETER
LITTLE GREY FAULT
LITTLE GRAY CROSS FAULT
C
C'
N
SCALE
SCALE
200 Feet
EXPLANATION
Drill hole
Overturned anticline showing trace of axial surface, dip of limbs, and plunge.
Overturned syncline showing trace of axial surface, dip of limbs, and plunge.
Fault, showing dip; U (up) and D (down)
Isopach greater than 40 feet
Contour interval = 20 feet, ore grade cutoff 0.6 g/t (0.018 oz/st) Au

Isopach of the West Pit orebody

FIGURE 4b
Source: Maddry, Coyle and Pettit, 1988

West Pit Orebody

Dimensions of the West Pit orebody are 365 m x 90 m (1,200 ft x 300 ft) in plan. Figure 8 is an isopach map of the orebody derived from drill data through May 1986. The long axis of the orebody parallels the Little Grey fault. The orebody dips approximately 50 degrees to the southwest and is poorly tested at depths below 100 m (300 ft). Mineralization occurs within and on the hanging wall of the Little Grey fault. The main zone of the fault is 1.5 to 12 m (5 to 40 ft) wide, trends N10-30W degrees, and dips 45-65 degrees to the southwest. The dip angle of the Little Grey appears to decrease with depth. Hangingwall rocks consist of sandy phyllite with minor phyllite and marbles (Fig. 9), all of which uniformly dip 40-60 degrees to the southwest. Footwall rocks are also predominantly sandy phyllite, but are highly folded with axes trending N30-40W degrees, thus intersecting the Little Grey fault at an acute angle. Minor ore is present in footwall rocks.

Ore in the West Pit orebody tends to occur as lenses or "shoots" which are proximal to faults that seem to be parallel to the Little Grey fault. These lenses decrease in size and abundance laterally from the Little Grey fault.

Minor quantitites of ore occur in impure marble along the northwestern margin of the West Pit orebody. This ore occurs in favorable horizons, in particular, sandy marble that is up to 3 m (10 ft) thick, variably silicified, and iron stained. These horizons originate at faults which transect the marble. Evidently, hydrothermal solutions were able to move from these cross-cutting faults into, and preferentially along, chemically reactive beds of marble for distances of 30 m (100 ft) or more.

WEST PIT OREBODY
ORE > .018 opt Au
SW
C
NE
C'
Feet
Meters
7000
6900
6800
6700
6600
6500
6400
6300
2150
2100
2050
2000
1950
COMPLETE OXIDATION
PARTIAL OXIDATION
PLACER GRAVELS
FINAL PIT WALL
GOLD HILL FORMATION
PARTIAL OXIDATION
LITTLE GREY FAULT
0
25 Meters

Cross section C-C' of the West Pit orebody

9.0 CALDERA MARGIN

The caldera margin from Mustang Hill, 1,000 feet east of the Gold Wedge Deposit to 2,000 feet west of the deposit is prospective for additional shallow and deep resources. At the north end of the deposit, the northwest trending caldera margin intersects the Reliance Fault at a low angle (Figure 2). This intersection contains the highest-grade zones of mineralization. Diamond drill hole SMH-6-88 (exact location unknown), drilled by Sunshine Mining, intersected 100 feet of tuffaceous breccia containing up to 0.344 opt gold in the mineralized intersection area, indicating that the volcanic rocks are also mineralized along the caldera wall, leaving the possibility for a “Round Mountain-Type Gold Deposit” confined at depth along the caldera wall. North South oriented cross sections show that mineralized Zanzibar Beds are step-faulted down into the caldera with the deposit continuing below current drill depths. The Reliance Fault merges with the caldera margin under Black Mammoth Ridge, analogous to the Manhattan Fault merging with the caldera margin under Mustang Hill. Mustang Hill at one time had a small high grade mine that is located on RSM Land Holdings.

9.1 Alteration

Alteration in the Gold Wedge Deposit is similar to the Manhattan West Pit Deposit. The one primary difference is that late calcite flooding of open fractures has occurred in the Gold Wedge Deposit. This late calcite occurs with the highest-grade gold mineralization and also occurs in barren structures. This flooding has cemented many open fractures, improving the rock competency in the mineralized zone. Clay gouge is common in the shear zones and is also mineralized. There is little alteration of the wall rock. Adularia has been identified in the Manhattan Pit but has not been noted in drill core from Gold Wedge, although it is likely present. Flourite has been identified at Gold Wedge as well as in the Manhattan West Pit. Small amounts of galena, chalcopyrite, arsenopyrite and sphalerite were identified in thin sections at Gold Wedge and have been seen in the Manhattan West Pit Deposit. Oxidation is present at all levels drilled in the Gold Wedge Deposit. Silicification is veined and the higher gold values are not commonly found in the more intensely silicified zones. Quartz veining is white to gray and more abundant in the deeper mineralized zones. Limestone is altered to marble in the gold mineralization zone at Gold Wedge, similar to the north end of the West Pit Deposit. It is unclear whether a calcite-quartz transition occurs vertically in the gold zone of the Gold Wedge Deposit. Green chlorite alteration is thought to be part of the regional metamorphism of the area.

10.0 MINERALIZATION

The main gold mineralization zone at Gold Wedge occurs over a known vertical range of 500 feet within the Reliance Fault Zone and plunges north into the caldera margin. The fault zone is approximately 100 feet wide and the gold resource occurs in multiple steeply dipping gold bearing zones with true width of 4 to 20+ feet within the fault zone. The gold zones dip 70 degrees to vertical and crosscut the Ordovician age Zanzibar Limestone on the north end of the deposit and the Cambrian Age Gold Hill Formation siltstone on the south end of the deposit. Shallower dipping mineralization from 45 – 70 degrees north occurs along the crosscutting caldera margin faults and Zanzibar limestone beds on the north end of the deposit. The majority of the known mineralization occurs in the Zanzibar Limestone. A deeper drill hole (GW-16) penetrating the north end of the deposit reveals that the gold mineralized zone continues below 700 feet depth. There are enough drill intercepts in the mineralized zone to conclude that the various zones are interconnected and can be followed continuously along 1,000 feet of strike length within the main structure. The gold/silver ratio is estimated at 1/1 to 2/1. The gold is 700 fineness and the grain size is 0.4mm or less based on panned drill cuttings and confirmed with thin section analysis of drill cuttings (Honea, 1987). There are very little other metals associated with the gold such as arsenic, mercury or antimony. The gold occurs as loose clusters of granular to crystalline aggregates attached to open fractures or cemented with quartz and calcite. The majority of the mineralization is oxidized although oxidation has little significance on the recovery of the loosely held gold.

11.0 EXPLORATION

The investigations performed on the Gold Wedge Property by RSM have dealt primarily with the acquisition and assembly of all existing data. In 2004, RSM has completed confirmation work, which entailed drilling of 7 surface reverse circulation holes, underground mapping and sampling of RSM’s decline into the mineralized zone and additional confirmation of drill hole collar locations and property boundaries in the field. This drilling and underground development confirmed that the drill hole intercepts used in the resource estimates were not contaminated.

Prior to 2004, the survey work was completed during the years 2001 and 2002 under contract for RSM. One hole was drilled in 2002 as a water monitor well and was also used as an exploration test on the south end of the resource. This hole was drilled to a depth of 300 feet and intercepted 20 gpm water at 220 feet. The hole was assayed every five feet with anomalous values until the last intercept which assayed 0.12 Au oz/ton. The rock chip sampling of the silicified limestone beds extending west of the resource confirmed that replacement style mineralization does exist peripheral to the high-grade fault controlled mineralization. Bulk tonnage style mineralization as bedding replacement has also been encountered in one of Royal Gold’s drill holes, 300 feet west of the resource. The mapping of the stratigraphy and structure by Mr. Master and Mr. Larry Martin, (independent consultant) has identified possible extensions of mineralization below current drill depths and into the untested White Caps Limestone below the currently defined gold resource. Exploration mapping along the caldera margin by Mr. Master has identified untested areas of silicification in the volcanic rocks inside the caldera, indicating the possibility of mineralization occurring in the underlying limestone of the Zanzibar Formation.

An updated detailed interpretation of the project geology from the drill hole logs was also completed in 2004 for the design of the decline and underground mining. This update has not significantly changed the earlier interpretation. It has defined separate linear mineralized zones for underground mine planning (updated figure 7). The earlier interpretations have identified fault intersections in favorable host rocks that can be tested from surface and/or by underground drilling. These target areas are planned for exploration in year 2005. The identification of the mineralized caldera margin faulting has added possible extensions of mineralization that can be explored by drilling from underground.

Based on this review of available information, the author has concluded that the drilling data generated on the Gold Wedge property by Freeport Exploration, Crown Resources Corporation and New Concept Mining is of generally high quality and therefore reliable. In the opinion of the author, all described mapping, sampling and drilling procedures performed were standard and acceptable methods in use by the mining-exploration industry.

12.0 DRILLING

During year 2004, Diversified Drilling Company was employed to drill surface confirmation and delineation holes from the surface, using the center return hammer recovery method. The drilling was above the water table so conventional reverse circulation method was also employed. The results of this drilling are listed below in Table 4. This drilling identified filled mine working in the shallow levels of the resource that were not known or identified in past drilling. Mineralization was encountered along the side of the mine workings and is planned to be mined as part of the bulk sampling program. Drift surveys were completed on the first 3 holes showing insignificant drift at the shallow levels above 200 feet and the last 4 holes were not surveyed. Surveying is recommended for any angle holes longer than 300 feet.

The additional drilling by RSM, 2004, in the vicinity of the crosscut into the gold zone shows lower values in the weathering zone near surface, primarily due to the intersection of old mine workings in the shallow sub-surface where the highest grade zone was projected to occur. These workings are unrecorded and not previously known and were drill delineated to the 6648’ level (150 feet below surface) with mining planned in the mineralized zone adjacent to the workings. The grade values along the margin of the old mine workings contain ore-grade mineralization ranging from 0.126 -0.498 Au opt over 5’-15’ thickness and is part of the mine plan for drifting and bulk sampling.

Prior to year 2003, four separate drilling contractors, which include Eklund, Lang, Rimrock and Boyles Brothers carried out the majority of the rotary-reverse circulation and diamond drilling on the resource area. Drift surveys were completed by DATADRIL, division of Smith International Inc, on nine holes (See Table 5). These results were incorporated into the database and used in the resource calculations. Drill hole deviation was noticeable in several holes with deviations of from 10 feet to 22 feet in the mineralized zone. This minor deviation did not seem to cause problems during the geology and mineral envelope interpretation; however, future drilling longer than 300 feet should be surveyed. The reverse circulation drilling was completed with an interchange hammer that recovers the drill cuttings approximately 3 feet above the drill bit and transports the drill cuttings up the drill pipe to keep them from being contaminated with the wall rock. The majority of the drilling was angled across the Reliance Fault Zone to crosscut the fault zone at a high enough angle to test the entire zone. Sample interval was five feet for the reverse circulation drilling. This interval is believed to give the detail necessary to evaluate the deposit. True thickness of mineralized zones was measured off the cross sections and most five-foot thick intervals were reduced to four feet. Visual inspection and results from core drilling show that most mineralized intervals were greater than five feet in width. The orientation of the mineralization has been well diagramed by the construction of cross sections that show the drill hole angles and directions have been oriented properly to measure true thickness and enable correlation of the mineralized zone along strike.

Dr. Steininger and Mr. Master recommend that any future surface drilling of this deposit should be completed with a center return hammer that recovers chip samples from the face of the drill bit and avoids the possibility of contamination of gold down the hole or washing of gold from the wall of the hole. The possibility of a problem with contamination is discussed further in the following section on sampling methodology.

13.0 SAMPLING METHOD AND APPROACH

During the 2004 drilling, the entire sample from the mineralized interval was collected. Normally, the sample recovery was not good in the mineralized zone. There is potential for significant mineralization to not have been recovered in the drilling where lost circulation was encountered. At best, the drill results are indicating a minimum thickness of the zones. The grades are accepted as representing the grade present in the undisturbed rock. The following list is the summary of the drilling. Gold was easily panned from the drill cuttings indicating the potential in liberating the gold for gravity recovery.

Highest Assay Grade
	Interval		opt gold	Avg. grade	angle
GWD-04-1	120’-125’	=	0.310	0.277	58
GWD-04-2	165’-185’	=	0.194	0.180	45
	215’-220’	=	0.306	0.286
	360’-370’	=	0.229	0.229
GWD-04-3	115’-120’	=	0.498	.473	45
	285’-295’	=	0.304	0.283
GWD-04-4	geotechnical hole drilled for environmental-rock type, not in zone
GWD-04-5	190’-205’	=	0.462	0.462	45
	230’-245’	=	0.126	0.126
GWD-04-6	95’-100’	=	0.167	0.162	54
	235’-240’	=	0.126	0.126
	275’-280’	=	0.196	0.192
	335’-340’	=	0.394	0.376
GWD-04-7	no significant intervals				55

Underground sampling methods were multiple and consisted of face sampling and rib sampling of the western most continuous zone containing the majority of the measured resource. Face samples were both aggregate and vein specific. Rib sampling was both channel and panel for comparison of the values. Face sampling did not always correlate to the corresponding rib location because the mineralized veins crosscut the face at different locations than the ribs. The channel sampling was completed using a pneumatic sampling gun and normally gave slightly higher results than the shallower panel sampling. The major difference is the grade variability across short distances. Lower grade panel samples are also believed to be the result of the blasting removing some of the loosely held gold on the shallow surface fractures. Five foot intervals were sampled on the ribs, two labs were used (BSI inspectorate and American Assay Labs) and the channel and panel samples were averaged together to arrive at the representative grade for the rib of the decline. The results of this sampling are presented in the following list .

N. Rib S. Rib Face	Sample Type	BSI Inspec.(opt)	Am. Assay (opt)	Avg.Grade (opt)

655-660'	Channel	.014	.034	.024
	Panel		.040	.040
					.032
658'	aggregate vein	.394	.403	.398*	* high grade in face and not in rib

660-665'	Channel	.001	.002	.002
	Panel		.001	.001
					.002
665-670'	Channel	.019	.043	.031
	Panel		.002	.002
					.016
670-675'	Channel	.652	1.656	1.154
	Panel		.478	.478
					.816
675-680'	Channel	.046	.057	.052
	Panel		.260	.260
					.156
650-655'	Panel		.004	.004
655-660'	Panel		.001	.001
660-665'	Panel		.003	.003
665-670'	Panel		.021	.021
670-675'	Panel		.027	.027
675-680'	Panel		.098	.098

On the south rib, a mining width of 10 feet contains 0.486 ounces gold per ton. A mining width of 15 feet contains 0.329 ounces gold per ton. A mining width of 25 feet contains 0.204 ounces gold per ton, equivalent to the nearby drill intercept of 20 feet containing 0.182 ounces gold per ton. Gold is easily panned from un-crushed rock in the high grade zone contained in friable tan calcite veining and along hematitic clayey fractures with no silicification.

The following discussions are included from the previous Ashton Report, 2003. New Concepts Mining describes in an internal report the drill sampling method they employed, which is similar to industry accepted methods (Berry and Willard, 1997).

Industry acceptable methods similar to that of NCM are assumed to have been used in prior drilling campaigns though this can not be verified. The standard sampling methodology employed for the reverse circulation holes was to split the drill cuttings from each five-foot interval as the cuttings are recovered from the drill hole. Approximately 88 pounds of cuttings were recovered from each five-foot interval of drilling and are passed through different types of splitters based on whether the sample was wet or dry. A dry splitter, called a Jones Splitter, was used for dry samples and a rotary “pie splitter” was used for the wet samples. Both splitters contain dividers that reduce the sample size to a representative fifteen pounds for transport and analysis. A total of 3,157 samples were analyzed from the drilling in the resource area with 91 samples greater than 0.15 ounces of gold per ton and 302 samples greater than 0.03 ounces of gold per ton. The remaining 2,855 samples contain less than 0.03 ounces of gold per ton. The five-foot sample interval used is a typical length used in the industry and is not based on geology.

Limited drill records from Freeport indicate the occurrence of the normal problems associated with deep reverse-circulation drilling. Sample recovery appeared to be normal for the reverse circulation holes with little lost circulation problems and a sample was obtained from all intervals in the mineralized zones. The diamond drilling recovered an average of 80 percent of the sample in the mineralized zone based on sunshine drilling logs. Sunshine mining noted some washing away of the fine gold during core drilling, which possibly biased the samples toward a lower grade. No discussion of this problem was found from the Crown Resources core-drilling program. Reverse circulation drilling below the water table can possibly contaminate the hole below any high-grade intercept by washing gold down the drill hole from this interval as drilling progresses. Several holes showed local indications of contamination, MH16, MH66 and MH72, and were more closely inspected. MH16 contained a thick zone of mineralization below a 15 feet thick zone that averaged 2.75 ounces of gold per ton. All the assays below this zone were eliminated from the drill hole database. Drill logs for MH66 describe possible contamination over a fifteen-foot interval. After inspection of the geology and correlation along strike the suspect interval was left in the database. The geology log and correlation with adjacent holes showed that MH72 was probably real and was thus left in the database. Due to the lack of geologic logs and driller’s reports for part of the data, the integrity of this data could not be verified. The database contains enough high-grade intervals with little to no gold below them, indicating that wide spread contamination has probably not occurred. There has been no drilling problems identified that would negatively impact the resource calculations.

An interesting sampling study conducted by New Concepts Mining on the last two holes of their drilling program (GW-15 and GW-16) indicated that sample grades were being biased low due to loss of fine gold in the sample overflow due to excess water. These two hole were also the last holes drilled on the property. Following a suspected loss of gold due to sample overflow at the splitter, NCM decided to collect all of the sample and split the sample in half. All the water and clay fraction runoff for one split was collected while only the cuttings less the runoff for the other split was collected, the normal procedure. Each sample was then prepared at the lab and analyzed. The results showed consistently higher values from the sample with the runoff water and clay fraction versus the normal sample. This indicates the possibility that the resources grade and tonnage may be underestimated (Berry and Willard, 1997). Below is a table of samples within the high-grade boundary of the Gold Wedge deposit.

Table 4 – Gold Wedge High-Grade Samples pre-2004 drilling

			Sample	Est. True					Sample	Est. True
	Hole	To	Length	Width	Gold		Hole	To	Length	Width	Gold
1	MH16	555	5	4	6.140	44	GW-06	455	5	4	0.297
2	MH64	315	5	4	5.118	45	MH-90-92	150	5	4	0.289
3	MH72	385	5	4	4.854	46	MH72	165	5	4	0.277
4	MH64	310	5	4	4.541	47	MH64	510	5	4	0.261
5	MH66	365	5	4	2.665	48	MH65	455	5	4	0.259
6	MH16	560	5	4	1.832	49	MH64	280	5	4	0.257
7	MH72	390	5	4	1.796	50	MH66	380	5	4	0.239
8	MH-90-95	145	5	4	1.675	51	MH70	245	5	4	0.239
9	MH77	260	5	4	1.286	52	MH72	180	5	4	0.236
10	MH-90-95	150	5	4	1.174	53	MH77	460	5	4	0.234
11	GW-15	365	5	4	1.162	54	MH-90-99	170	5	4	0.233
12	MH66	385	5	4	1.082	55	GW-15	375	5	4	0.232
13	GW-15	370	5	4	1.070	56	GW-06	470	5	4	0.230
14	MHC-91-4	115	5	4	0.978	57	MH-90-92	385	5	4	0.230
15	MHC-90-1	175	5	4	0.938	58	MH72	400	5	4	0.229
16	MH72	395	5	4	0.928	59	MH72	290	5	4	0.223
17	MH72	155	5	4	0.809	60	MH68	605	5	4	0.211
18	MH64	305	5	4	0.759	61	MH64	330	5	4	0.210
19	MH74	120	5	4	0.759	62	MH-90-95	160	5	4	0.209
20	MH66	370	5	4	0.666	63	MH72	145	5	4	0.206
21	MH-90-95	275	5	4	0.620	64	MHC-91-6	495	5	4	0.202
22	MH59	305	5	4	0.596	65	MH-90-99	160	5	4	0.198
23	MH64	285	5	4	0.572	66	MHC-91-4	155	5	4	0.193
24	MH72	280	5	4	0.540	67	MHC-91-6	280	5	4	0.193
25	MH67	235	5	4	0.490	68	MH67	340	5	4	0.192
26	MH-90-92	155	5	4	0.483	69	MH-90-92	160	5	4	0.192
27	MH59	350	5	4	0.463	70	MHC-90-3	135	5	4	0.192
28	MH55	275	5	4	0.462	71	MH-90-95	165	5	4	0.190
29	MH65	450	5	4	0.456	72	MH66	180	5	4	0.176
30	MH66	410	5	4	0.410	73	MH72	285	5	4	0.174
31	MH-90-92	235	5	4	0.410	74	MH82	120	5	4	0.170
32	MH-90-99	175	5	4	0.392	75	MH-90-92	240	5	4	0.170
33	MH64	325	5	4	0.390	76	MH59	355	5	4	0.167
34	MH77	465	5	4	0.386	77	MH77	360	5	4	0.166
35	MH66	375	5	4	0.385	78	MHC-91-4	360	5	4	0.165
36	MH72	275	5	4	0.379	79	MH65	410	5	4	0.162
37	MH-90-92	230	5	4	0.368	80	MHC-90-2	205	5	4	0.156
38	MH82	340	5	4	0.350	81	MH74	110	5	4	0.154
39	MH74	105	5	4	0.328	82	MHC-91-4	280	5	4	0.154
40	MH64	320	5	4	0.324	83	MH77	295	5	4	0.152
41	MHC-91-4	195	5	4	0.320	84	MH-90-96	270	5	4	0.151
42	MH16	565	5	4	0.307	85	MH77	290	5	4	0.150
43	GW-16	450	5	4	0.302

14.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

The year 2004 drilling and underground sampling program was supervised and completed by the co-author (Master) and reviewed by Ashton. Drill samples were bagged by the contract driller and picked up at the drill site by the lab. Underground samples were collected by the co-author (Master) and driven to the lab. Assays for the underground samples were analyzed by two different labs and then averaged together. In most cases, gravimetric analyses were used for higher grade samples.

The following discussion is included for the pre-2003 drilling programs reported by Ashton. Internal reports from Freeport Exploration and New Concept Mining describe all drilling samples were bagged by the contract driller under the supervision of a company employee. The samples were either transported to the lab by company or lab personnel. A standard chain of custody form was delivered to the lab along with the samples. Once at the lab, the samples were dried, split, pulverized and analyzed. The labs used were well known for quality analytical work and with the numerous duplicates, blank and check assays the quality of the results is assumed high. In all the information available to the author, there was never a mention or concern of the quality of analytical results. The following labs are known to have analyzed samples from the Gold Wedge property, Monitor Geochemical Labs in Sparks, Nevada, Shasta Analytical Labs in Redding, California and Legend Labs in Reno, Nevada.

The exact sample handling and prep method is unknown but review of current lab procedures, which really have not changes since the Gold Wedge data was analyzed are described below. After drying, samples were crushed in a primary jaw crusher and then a secondary cone crusher to reduce the sample to roughly 10-mesh. The sample was then split to 100 grams using a riffle splitter and pulverized with a ring pulverizer to –150 mesh. The sample was then split to 30 grams or a 1 assay ton and fire assayed. Many of the gold samples were analyzed by atomic absorption spectroscopy (AAS) with sample decomposition by fire assay fusion, which is a routine analytical procedure for gold analyses. The co-author agree with Ashton that gravimetric results should have been done for all assays greater than 0.292 Au oz/ton, which give a more accurate and usually higher assay result.

The co-author also agree with Ashton that there is no reason to suspect that the sample preparation and analytical method used by the commercial labs were not appropriate for this project. The check assays observed by the authors and Ashton 2003, show good reproducibility indicating good analytical reliability. All analytical procedures utilized on the samples are considered standard for the industry.

15.0 DATA VERIFICATION

The author (Ashton, 2003,2005) has reviewed copies of the original stamped assay certificates from the Freeport drilling used in compiling the database and the 2004 RSM drilling. This database is believed acceptable for use in estimating the past and future resources. Certificates from the other drilling programs were not available for review.

After review of the drill logs from the Freeport and New Concept Mining programs and a visit to the site, the author can verify the presence of the Gold Wedge mineralized zones, drill hole sites and property boundaries. A review of the separate drill hole assay databases generated by Freeport Exploration, Crown Resources and New Concepts Mining indicates that they generally agree and correlate to one another to support a strong picture of continuous mineralization within the deposit. All three databases have occurrences of high-grade assays, which the author would expect in a deposit of this kind. Documentation and assay results are presented in Volume II, Appendix II, of the Steininger report January 2003.

16.0 ADJACENT PROPERTIES

The continuation of the mineralized Reliance Fault Zone south of the Gold Wedge Resource is postulated from the air photos and mapping by RSM 2004 (Plate I) showing the drilling between the Gold Wedge Gold Deposit and the Manhattan Mine. The mineralization in drill holes and historic underground workings can be followed from the Gold Wedge Resource into the Manhattan West Pit along the Reliance fault zone. Though the two properties appear to lie on the same structure, the mineralization in each occurs in different lithology, which may improve the metallurgy with less clay content in the host at Gold Wedge. The Manhattan mine mineralization occurs along the fault structure in the sandy phyllite of the Gold Hill Formation while the majority of Gold Wedge mineralization occurs along the fault structure in the Zanzibar limestone. The mineralization plunges northwest into the caldera margin below a large jasperoidal silicified outcrop area on RSM claims. At this location drilling has defined the mineralization to a depth of 700 feet and continues as an apparent thickness of 300 feet containing 0.078 Au opt with an estimated true thickness of 170 feet. There are higher grades zones of 15 feet containing 0.319 Au opt and 5 feet containing 0.350 Au opt in the zone. This is the deeper exploration extension planned for testing in year 2005.

The Manhattan mine has recorded historic production of 236,000 ounces of gold over its 16-year life. The mine is currently closed and in the reclamation phase. Information pertaining to the Manhattan Mine was taken from published and unpublished reports. The current owners of the Manhattan Mine have no interest in the Gold Wedge property nor do the owners of the Gold Wedge property have any interest in the Manhattan Mine. The authors believe the two deposits are on the same mineralized structural zone. The information presented in this report concerning the Manhattan mine is not necessarily indicative of the mineralization on the Gold Wedge property.

Plate I

17.0 MINERAL PROCESSING AND METALLURGICAL TESTING

RSM has begun collecting the underground bulk sample via a decline and crosscut into the mineralized zone. The bulk sample will then be tested in a full scale gravity wash plant. This test work is expected to give RSM the necessary processing and recovery data along with the geotechnical and mineablility data required to complete a feasibility study for the project. Based on the limited information, the authors believe this is a logical approach to obtain the information necessary to determine the optimum recovery method(s) and cutoff grades to take this property into full scale production.

Metallurgical data for the Gold Wedge deposit is limited to crushing and liberation of gold from drill cuttings, panning and gravity tests on drill cuttings. The simple panning tests on uncrushed mineralized rock indicate that gravity recovery should be high. The Gold Wedge deposit has been compared to the Manhattan mine under the assumption that the two properties have similar metallurgical properties. This assumption is based primarily on the belief that the two deposits are located on the same mineralized fault structure and are only about 1,000 feet apart. The main ore host for the Manhattan mine was the sandy phyllite in the Gold Hill Formation while the main mineralization host in the Gold Wedge deposit is the Zanzibar limestone. The Manhattan plant consisted of a 3,000 ton per day jaw crusher that reduced the run-of-mine ore down to –4 inches. The ore is then fed from a stockpile into an autogenous scrubber, which cleans the gold and gangue material from the surfaces of the rock. All rock greater than ¾ inch is discarded, approximately 50% of the run-of-mine rock, while the undersize portion (containing 90% of the gold) is processed through a complex layout of gravity separation apparatus (jigs, tables), fine grinding circuit, flotation recovery cells and finally into a cyanidation circuit and Merrill Crowe recovery plant. Overall recovery for this plant was estimated from 70% to 75%. The gravity portion of the circuit is estimated to have recovered from 75% to 85% of the product with the remainder from the flotation/cyanidation system. This equates to gravity recoveries from 53% to 64%, Ashton, 2003.

RSM has based their plant process flow sheet on what Goldfields Engineering personel have designed for this project occurrence and what has been done at Round Mountain and the Manhattan Mine in conjunction with thin section analysis showing very fine gold particle size. The operations engineer for Goldfields specialized in gravity separation was enlisted to develop the plant design of which the plant was purchased and is being constructed. Even though there is limited factual data on which to base the plant design, there is strong evidence that the major portion of the gold recovery process will be by gravity separation. Almost all historic gold was recovered through gravity separation and amalgamation. RSM is expecting to achieve better recoveries than were produced at the Manhattan mine based on the assumptions that the material delivered will have much less dilution, the material will be crushed finer, the lithology contains less clay, and better gravity separation technology will be used. Though speculative, these are realistic expectations and the only way to prove or disprove them is to obtain a representative bulk sample and process it.

Freeport Exploration tested three samples from drill hole cuttings for amenability to gravity concentration. Each 50 pound sample was crushed –3/8 inch and split into a 20 pound sample. The sample was then ground to a nominal 75% minus 100 mesh. Three pulps were split from each sample and then a 10-pound split was taken from each remaining sample. The 10-pound split was then concentrated on a spiral concentrator. The concentrate was then amalgamated with mercury and recoveries were calculated. Calculated recoveries for the three samples were 45%, 80% and 91%. The results show that approximately 99% of the concentrated gold was liberated by fine grinding. The author of the report also suggested that the ore may prove to be amenable to cyanidation. Thin section work by Russell Honea showed that most of the observed gold was extremely fine grained (less than 10-microns) with one particle in the range of 50 microns. Though these analysis are not directly applicable to determining the final gold recovery process, they do help in determining a starting point for future test work.

18.0 MINERAL RESOURCE ESTIMATE

18.1 Gold Wedge Mineral Project

The identified Gold Wedge deposit is located on the Reliance Fault, which indications show to be the continuation of the Little Grey fault that was the main mineralized structure in previously mined underground and open pit mines to the south. Historical production from the fault zone south of the Gold Wedge resource was greater than 300,000 ounces of gold (Kral, V.E., 1951, Maddry, J., 1988). The results of the recent resource calculations indicate similar grade gold to the historic production. Average gold grades mined from the Little Grey and Reliance underground mines were 0.30 and 0.60 troy ounces of gold per ton (opt) respectively. Bonanza gold grades were reported from the Reliance Mine in excess of 12 opt gold. The Gold Metals Shaft near the center of the Gold Wedge mineral project produced approximately 2,800 ounces gold at an average grade of 0.292 opt (Kral., 1951).

The Reliance Fault Zone intersects the Manhattan Caldera Margin within the Gold Wedge project. The majority of the estimated gold resource in the project area occurs in the Reliance Fault Zone where it intersects the Zanzibar Limestone overlying the Gold Hill Formation. The caldera margin faults are also mineralized and could contain additional resources plunging into the caldera margin. This area has little drill data but is planned to be drilled in year 2005.

The depth of mineralization along the Reliance Fault is expected to increase as drilling and testing of the mineralized host rocks below the known resource continue. The White Caps Limestone was the major producing host rock in the Manhattan District in the past and occurs below the Gold Wedge Resource. The limited drilling to date has yet to intersect any significant gold intercepts within the White Caps Limestone. The ore host rocks of the Gold Hill Formation, below the White Caps Limestone are the stratigraphic section mined in the open pits 1000 feet to the south and remain untested under the Gold Wedge resource. Refer to the cross section illustration of host rocks that have produced gold along the Reliance Fault, 1000 feet south of the Gold Wedge resource (Figure 5). These rock formations are under-explored or unexplored under the current resource.

18.2 Database Integrity

The sample database consists of 54 drill holes. Freeport-McMoran Gold company drilled 26 of the holes, New Concept Mining drilled 15 of the holes and Crown Resources Corporation drilled the remaining 13 holes. Six of the holes drilled by Crown Resources were core holes. Table 5 lists the hole identification and collar information. Figure 7 presents a plan view plot of the drill hole locations, traces and topography. The assay information has been visually checked against the source of information provided and no errors were found. Assay information for several of the holes was taken from plotted sections where assay sheets were not available, thus no check of this data could be made. Areas of minimal grade zones or zones with no gold grade were not plotted on the sections and thus this data could not be added to the database.

FIGURE 5
Source: RSM 2004

Reliance Fault Plane
N30W
Looking S60W
Volcanic Breccia
Toquima Argillite
Echo Bay pit Deposit
Stratigraphic Position
of Reliance Fault
cross sections
A
B
C
D
AR
E
F
G
H
I
J
K
L
M,V
N
O
P
Q
R
S
T

ROYAL STANDARD MINERALS INC.
GOLD WEDGE PROJECT
SECTION 4400, LOOKING S60W

These areas of missing data were entered into the database as zero grade. The drill holes were scrutinized for any irregularities and the author noticed some local indications of potential down-hole contamination (e.g., MH-16 on section 8830, MH-66 on section 8540, and MH-72 on section 8830). Holes MH-66 and MH-72 were determined to be correct while drill hole MH-16 was considered to have contamination. For this hole, only the top fifteen feet of the mineralized zone was used for resource estimation which did not include 200 feet containing 0.189 Au opt.

A couple of issues have come up during the data validation process. These two issues concern the reliability of the assay data for both the core and reverse circulation holes. Sunshine Mining discovered that while coring, the high-pressure water used to clear the cuttings was actually washing away some of the gold causing the assay results to under report gold quantity. This was also the case with the reverse circulation drilling. New Concepts tested two holes by collecting all the water and fines along with the cuttings for each intercept and then compared the results. NCM found that the water and fines that typically over-flowed and were lost contained substantial gold values. The implication of these two issues is of some concern, they both most likely, if verified, will cause a conservative estimation of the project resource. There is no way to correct the current database, however, additional drilling with some twin hole drilling in critical areas and following strict sample collection procedures will help determine the magnitude of the problem.

Down-hole surveys were recorded for nine of the drill holes in the database. All of the holes with down-hole surveys, even the vertical holes, showed noticeable deviation occurring during drilling. These holes ranged in depth from 580 feet to 780 feet. The majority of the unsurveyed holes were drilled at an angle, where most certainly some deviation occurred. Deviations of from 10 to 22 feet were measured within the high-grade mineralized zone. This minor deviation did not seem to cause problems during the geology and mineral boundary interpretation, however, future drilling should be surveyed.

RSM has drill 7 holes from the surface and plans to continue drilling from surface and underground when necessary to better define the mineral zone for bulk sampling and production. As mentioned above the sample collection must follow strict collection procedures and all angle holes must be surveyed if over 300 feet in length.

TABLE 5 – DRILLHOLE COLLAR INFORMATION, PRE-2004

HOLE	EASTING	NORTHING	ELEVATION	AZIMUTH	DIP	DEPTH	COMPANY
NAME
GW-01	4714.10	6325.10	6816.50	45	-85	720.00	New Concept
GW-02	4731.60	6343.80	6815.00	155	-45	260.00	New Concept
GW-03	4777.70	6393.60	6816.00	155	-60	650.00	New Concept
GW-04	4777.80	6400.90	6817.00	155	-80	595.00	New Concept
GW-05	4815.90	6498.90	6821.00	156	-60	485.00	New Concept
GW-06	4815.90	6498.90	6821.00	156	-80	615.00	New Concept
GW-07	4815.60	6501.60	6822.00	156.5	-80	435.00	New Concept
GW-08	4815.60	6501.60	6822.00	0	-90	400.00	New Concept
GW-09	4800.20	6541.50	6824.00	271	-60	415.00	New Concept
GW-10	4827.10	6707.60	6831.00	224	-57	705.00	New Concept
GW-11	4825.80	6704.00	6831.00	224	-45	245.00	New Concept
GW-13	4816.70	6589.40	6824.50	225	-70.5	660.00	New Concept
GW-14	4818.70	6529.60	6822.00	225	-65	500.00	New Concept
GW-15	4808.80	6492.70	6821.00	156	-70	425.00	New Concept
GW-16	4806.60	6496.40	6822.00	0	-90	700.00	New Concept
MH16	4682.20	6173.70	6806.50	45	-60	770.00	Freeport
MH54	4934.60	6503.80	6821.00	271	-63.5	605.00	Freeport
MH55 *	5417.70	5819.80	6821.00	238	-60.5	780.00	Freeport
MH56 *	4883.20	5937.80	6801.00	63	-60	780.00	Freeport
MH59 *	4763.20	6246.80	6804.50	47.5	-60.5	645.00	Freeport
MH64	5115.60	6342.60	6827.00	242	-60	662.00	Freeport
MH65	5108.90	6516.60	6824.50	239	-60	830.00	Freeport
MH66	5188.50	6211.30	6834.00	242	-60	680.00	Freeport
MH67	5027.30	6289.90	6819.00	0	-90	460.00	Freeport
MH68	5202.50	6391.40	6836.50	242	-58	700.00	Freeport
MH69	5099.20	6154.90	6824.00	240	-60	500.00	Freeport
MH70	5201.20	6043.80	6824.00	240	-60	300.00	Freeport
MH71	5285.60	6095.20	6829.00	242	-60	440.00	Freeport
MH72	4830.90	6346.50	6809.00	58	-81	600.00	Freeport
MH74	5157.60	6000.00	6822.00	238	-60	420.00	Freeport
MH75 *	4979.30	6281.40	6816.00	0	-90	600.00	Freeport
MH76 *	4973.10	6597.70	6832.00	237	-70	740.00	Freeport
MH77 *	4845.40	6363.90	6811.00	57	-81	580.00	Freeport
MH78 *	5277.00	6262.80	6842.00	239	-60	720.00	Freeport
MH79 *	4987.80	6282.30	6816.50	0	-90	580.00	Freeport
MH80 *	4844.70	6709.40	6831.00	234	-66	760.00	Freeport
MH81	4930.30	6254.20	6813.00	240	-60	440.00	Freeport
MH82	4950.20	6290.80	6815.00	0	-90	500.00	Freeport
MH83	5205.90	5878.00	6815.50	239	-59.5	300.00	Freeport
MH93	4788.80	6431.90	6818.50	57	-60	385.00	Freeport
MH100	5146.70	5755.40	6805.50	58	-60	405.00	Freeport
MH-90-92	4831.00	6272.70	6806.00	60	-60	420.00	Crown Resources
MH-90-94	4803.90	6051.20	6802.00	60	-60	485.00	Crown Resources
MH-90-95	4881.40	6160.90	6807.00	60	-60	330.00	Crown Resources
MH-90-96	4953.00	6002.20	6807.00	60	-60	300.00	Crown Resources
MH-90-97	4894.10	5853.70	6799.00	60	-60	450.00	Crown Resources
MH-90-98	4730.90	6217.60	6806.00	60	-60	500.00	Crown Resources
MH-90-99	5058.90	5865.40	6811.00	60	-60	200.00	Crown Resources
MHC-90-1	5045.60	5877.40	6814.00	60	-60	250.00	Crown Resources
MHC-90-2	4957.00	6078.60	6810.00	60	-60	395.00	Crown Resources
MHC-90-3	4894.90	6147.20	6807.00	60	-60	450.00	Crown Resources
MHC-91-4	4880.70	6244.60	6809.50	60	-60	400.00	Crown Resources
MHC-91-5	4842.30	6319.00	6808.00	60	-60	400.00	Crown Resources
MHC-91-6	4771.00	6281.40	6807.00	60	-60	503.00	Crown Resources

* - Indicates down-hole survey

Freeport holes were drilled from 1983 – 1985; Crown holes were drilled in 1990, 1991; New Concept holes were drilled in 1996.

FIGURE 6 – DRILLHOLE COLLAR MAP
Source Ashton, 2002, pre-2004 drilling

18.3 Geological Interpretation

In the fall of 2001, T. D. Master, RSM’s representative, calculated a manual resource for the project using grade boundaries with which to restrict the estimation. The boundaries were defined at various grade contours, which were designed to restrict the estimate to the main mineralized fault zone, and associated caldera ring faults. A 0.15 ounce per ton (opt) grade was used for the ore grade contour and a 0.03 opt was used for the surrounding low-grade contour. The geological interpretation has since been refined in 2004-2005 with a 3D autocad drafted model. In late 2001, RSM asked the author to develop another resource estimate for the project using a statistical based interpretation method. Again this resource used only a rudimentary grade boundary approach to defining mineral boundaries and used RSM’s contours as a guide. A loose 0.15 opt grade contour was used along with a 0.02 opt contour instead of the 0.03 opt contour.

In late summer 2002, RSM contracted with L.G. Martin, consulting geologist, to expand and interpret the geology and estimate a new mineral resource. RSM personnel worked closely with Mr. Martin in developing a geology interpretation and updated grade contours that followed the improved geologic interpretation. The Reliance fault was drawn along with the ring faults on the new sections. Overall this new interpretation seems to demonstrate a good degree of continuity from section to section.

18.4 Estimation and Modeling Techniques

As at 2002-2003, RSM’s representative, T. D. Master, estimated and then requested third parties to estimate a mineral resource for the Gold Wedge Project. Two estimates were traditional manual estimates based upon geometric relationships among samples and are recognized as the first step in estimating mineral resources. These were used to compare against the statistical based resource estimate. The manual methods are functions of geometry and distance between samples, which simplify the calculations of volume and grade. They are not functions of the spatial continuity of the mineralization, which they propose to measure. The manual method cannot represent the variability of grade changes, as does the geostatistical method. The author using geostatistical methods estimated a mineral resource using boundaries provided by T. D. Master as a guide. Geostatistics is concerned with characterization and prediction of the particular deposit’s spatial phenomena at unsampled locations. Where the manual method uses only the data within a particular block to estimate grade, the statistical method uses information gained from all the data to estimate a series of blocks throughout the whole resource. The authors are primarily concerned with the estimates of the measured and indicated mineral resource for this project since the planned surface and underground drilling is targeted towards this resource and not in the inferred areas of the deposit where a second phase of drilling is planned. This updated report does not attempt to revise the estimates. A more detailed presentation of each resource estimate is presented in Appendix IV, Volume II, Steininger January 2003. All discussion and tabulation of resources is on an undiluted basis.

18.5 T. D. Master Estimate:

T. D. Master, 2002-2003, representative of RSM, used the following methodology to estimate a measured resource of 211,800 tons at 0.494 opt, using a cutoff grade of 0.15 ounces per ton. The indicated resource was estimated to be 80,761 tons at 0.583 opt.

Measured: The measured category was restricted to the area 50 feet up-dip and down-dip from mineralized drill intercepts within the fault zones or 1/2 the distance between holes less than 100 feet apart up-dip and down-dip in the fault zone, and 1/2 the distance between drill holes along the strike of the fault zone. The 50 feet distance is established from drill spacing and mineralization continuity along strike and vertically within the mineralized fault zone. The continuity of mineralization and historic production from this structure along strike strongly supports the projection of the assay sections for at least fifty feet from the bore hole intersections and conforms to the United States Geological Survey definition for measured resources. (Mining Engineering Handbook, 1973, Sec. 32, and McKinstry, 1949).

Indicated: The indicated category was restricted to 50 feet to 100 feet from mineralized drill intercepts up-dip and down-dip from the measured category and the same 1/2 distance between drill holes along the strike of the Reliance Fault. Drill density less than 100 feet spacing has no indicated resource. The indicated resource measurements also conform to the United States Geological Survey definition for measured resources. (Mining Engineering Handbook, 1973, sec 32, and McKinstry, 1949).

The authors now believe that the grades are not overstated by T. D. Master when compared to the underground crosscut results. There does appear to be an over-extended influence of several high-grade samples on section K-K’, based on the 2004 drilling, although it has yet to be demonstrated that sections P-P’ and R-R’ are overstated. The method used to estimate the tonnage follows industry standards, however there are a number of inconsistencies that cause the tonnage to be inflated. This estimate by th e author (Master) will be updated using the revised geologic interpretation and new mineral boundaries based on the feasibility.

18.6 L.D. Martin Estimate:

The second manual resource estimate was done by Mr. L. G. Martin, independent consulting geologist, 2002. Mr. Martin used the following procedure to estimate a measured resource of 280,030 tons with an average grade of 0.313 ounces per ton. His indicated category contained 252,762 tons at an average grade of 0.367 ounces per ton. Mr. Martin also used the new geologic and mineralization interpretation in the estimate. A cutoff grade of 0.10 opt was used versus the 0.15 opt cutoff used by the author and RSM. Also, a tonnage factor of 13.0 tons/cubic yard was used instead of the 12.0 tons/cubic yards used by the author and T. D. Master.

Measured: Boundaries of a mineralized structure were limited to the two cutoff grades of mineralization and delineated by the drill hole intercept defined by assay results recorded on the geological logs or assay lab reports. A maximum inference of 75 feet up dip and 75 feet down dip in the structure was selected. All assay values in the two cut-off grades were utilized appropriately to derive an average grade. Halving the distance between cross section boundaries and multiplying the measured area of the mineralization, calculates volumes along strike. For example: Cross Sections 8450 and 8550 are 100 feet apart from each other, the distance of inference for each cross section is 50 feet.

Indicated: The drill holes of the Project had various azimuths and dip orientation from the surface. In several locations of the deposit, the drilling intersected the mineralized structures either above or below elevation levels depicted by adjacent cross sections of the same structure. The mineralization was projected up or down to those elevations and halfway between cross sections maintaining the mineralized thickness as defined by the measured category. The deepest intercepts are at the 800 Level (800 feet beneath the surface) on Cross Section 8850.

The restriction Mr. Martin placed on the measured category is within industry standards and was easily followed on visual inspection of the sections. One area of concern is the distance between sections used. Generally there was a section every 100 feet. Drill holes up to fifty feet away were depicted on each section. This wide spacing appears to have caused the measured resource to be interpreted wider than the author believes it to be, thus the tonnage looks to be overstated. Due to lack of detail in his tables (Appendix IV, Volume II, Steininger January 2003), the grade estimate could not be checked but appears to be reasonable.

The indicated category appears to be very unpredictable and it is hard to decipher a consistent procedure that was followed. The author believes that much of the reported indicated resource should be placed in the inferred category.

18.7 J.W. Ashton Estimate:

The author estimated the mineral resource in early 2002. The author used the following methodology to estimate a measured resource, within the high-grade boundary, of 182,670 tons at 0.254 opt. The indicated resource, within the same boundary, was estimated to be 36,280 tons at 0.189 opt. The resource estimate was developed as a three-dimensional block model using the MEDSystem mineral evaluation system. Development of the model consisted of dividing the mineralized fault zones into categories based on cutoff grades, a high-grade boundary using a loose 0.15 opt cutoff and a low-grade boundary using a 0.02 opt cutoff grade. This was accomplished by creating twenty-one main cross-sections and defining the two boundaries on each. RSM personnel had previously interpreted many of these grade boundaries on their sections from which much of the information was transferred to help create the author’s resource model. The boundaries were then extrapolated every ten feet thus defining the two boundaries on ten-foot centers though the whole of the deposit (approximately 1000 feet of strike length). This gave the resource estimate the detail that is needed for high-grade steeply dipping narrow deposits.

Basic statistics of the resource were used to get a sense of the deposit characteristics. The coefficient of variation (COV, a measure of skewness) for the two groups is high indicating skewed distributions. The low-grade COV indicates a lognormal distribution with moderate difficulty in resource estimation. The high-grade zone COV indicates a highly erratic distribution, which may indicate multiple populations, making local grades difficult to estimate and causes the confidence in the resource estimated grade to be low. A variogram analysis was completed to define the spatial continuity of the resource.

Variogram parameters were determined from the deposit geometry and basic statistics. The variogram model was checked using cross validation. The validation process consisted of inputting a set of estimation parameters and having the computer temporarily discard the sample value at a particular location and then estimate the value at that location using the remaining samples. The estimated value is then compared to the actual value and an error is computed. This is done for every data value resulting in an overall error of estimation value and a correlation coefficient between the actual value and the estimated value.

Several directional variograms were tested with the best direction being S30E, dipping 75 degrees to the southwest. This is expected as this orientation matches the mineral resource. The directional variogram used has a nested range of 21 feet and 68 feet and a nugget/sill ratio of about 14 percent. The parameters from the directional variogram were used in the resource estimation procedure. The results of this estimation procedure are considered to be measured resources due to the confidence in the resource model and the geologic knowledge. Blocks that were outside the modeling parameters but were inside the grade boundaries are considered as the indicated resource. These blocks were estimated using an inverse distance (IDW) to the power of 3.0 method with a data search radius of 200 feet. Both resource categories restricted the influence of gold grades greater than 1.0 opt to 20 feet for the measured category and 50 feet for the indicated category. Size of the blocks used in the model was set at 5’ x 5’ x 5’ due to the mineralized structure width and drill hole sample interval. A total of 31,831 blocks were coded within the low-grade zone and 21,357 blocks coded within the high-grade boundary. Using the tonnage factor of 12 ft3/ton, one block contains 10.42 tons. The total tons contains within the high-grade boundary is 222,540. Search distances for the measured and indicated resources were 75 feet and 200 feet respectively.

Along with the geostatistical resource estimate, a polygonal estimate was also calculated. The purpose of this estimate is to check and make a comparison to the kriged resource estimate. The polygonal estimate resulted in a measured resource, within the high-grade boundary, of 179,210 tons at 0.297 opt. The indicated resource, within the same boundary, was estimated to be 34,780 tons at 0.192 opt. Parameters used in the polygonal estimate are similar as those used in the kriging estimate as far as distance to project a single composite value. Measured and indicated categories are similar to those as for the geostatistical resource estimate. The maximum distance allowed to project a single composite for the indicated category was set at 200 feet.

The author believes the resource he estimated is conservative in both grade and tons. The grade boundaries used were based primarily on a 0.15 opt cutoff with little geologic support. The boundaries seldom extended more than 50 feet beyond the data up dip or down dip. The grade-tonnage curves indicate that the estimate is more conservative than the data would indicate. The restrictive range of influence applied to data values greater than 1.0 opt of 20 feet in the measured resource and 50 feet in the indicated resource is also restrictive. More time needs to be spent on updating the model to incorporate the new geologic and mineralized interpretations.

18.8 High Assay Values

There are roughly 160 assays within the high-grade boundary. Over the 570 feet strike length of the modeled resource, there are thirteen five foot assays with grades greater than 1.0 ounces per ton gold. Within the high-grade boundary, the total tonnage and contained ounces were summed and compared with the number of samples in the assay database inside the high-grade boundary. Calculations were made at a 0.00 oz Au/ton cutoff and 1.00 oz Au/ton cutoff. The comparison is summarized below.

Cutoff	# Blocks	Tons	Au opt	Ounces	# Assays	oz/assay	Tons/assay
0.00	16,567	172,630	0.252	43,500	160	272	1,079
1.00	327	3,410	1.974	6,730	13	517	262

The comparison does not indicate that the few high-grade assays are unduly increasing the resource in the kriged estimate. If the 1.0 oz Au/ton restriction were removed and all else remained unchanged, the following comparison results.

Cutoff	# Blocks	Tons	Au opt	Ounces	# Assays	oz/assay	Tons/assay
0.00	21,249	221,420	0.330	73,070	160	457	1,384
1.00	1,113	11,600	1.607	18,640	13	1,434	892

As is seen by comparing the two tables, depending on how the few high-grade assays are treated, they can have a dramatic effect on the estimated resource. This result is expected given the high coefficient of variation and nugget effect of the deposit. In the Gold Wedge deposit, the very high-grade typically occurs at the intersection of faults and fracture sets. A high nugget effect produces erratic high-grade assays that can unduly bias the grade estimate of a mineral resource. The capping or restriction of such assays is warranted and justified to predict realistic resource estimates (Parrish, 1997). Parrish (1997) describes a statistical decile analysis to determine a capping grade. Performing this test on the data in the high-grade boundary suggests that a capped grade of 2.5 oz Au/ton could be used. There are many cases documented that show after mining has commenced in deposits similar to the Gold Wedge, the discovery of additional high-grade zones is not uncommon despite all the drilling completed to prove a reserve (e.g. Sleeper and Round Mountain gold deposits).

18.9 Bulk Density

For the purpose of calculating tonnage, a tonnage factor of 12 cubic feet per in situ ton was used. This figure was supplied by Royal Standard Minerals, Inc., and seems to be valid. As the Gold Wedge deposit is predominantly within Zanzibar Limestone, and the density of limestone is 2.61, which provides a calculated tonnage factor of 12.27 cubic feet per ton. Mr. Martin used a tonnage factor of 13 cubic feet per in situ ton. It is suggested as part of the metallurgical testing that at least 12 specific gravity test be performed.

18.10 Comparison of Estimates

After reviewing the three resource estimates completed in 2002-2003, the author believes that the measured resource from the two manual estimates is comparable to the measured and indicated resources from the geostatistical method. The basis for classification in the measured category for the manual estimates closely matches the boundaries used in the computer method to determine the measured and indicated categories. The grade reduction seen in the geostatistical estimate is normal and expected due to the volume/variance effect of going from point samples to 5’ X 5’ X 5’ blocks. As the size of the selective mining unit increases, the average resource grade decreases. The quantity of metal also generally decreases (Isaaks, p.461). Another factor, which caused grade reduction in the kriged estimate, is the use of restricting the influence of grades equal to or greater than 1.0 opt gold.

Estimate Description	Cutoff (opt)	Tons	Grade (opt)	Ounces
	Measured Category
RSM Manual	0.15	211,800	0.494	104,630
Martin Manual	0.10	280,030	0.313	87,650
Ashton Kriged w/restriction	0.10	218,950	0.243	53,200
Ashton Kriged w/o restriction	0.10	220,610	0.333	73,460

The table shows a diverse range of estimates. The author believes that with the current information, the measured resource is actually around 220,000 tons at 0.310 opt gold and the indicated resource is 110,000 tons at 0.310 opt gold or basically half that of the measured resource. This gives the project and estimated measured and indicated resource of 102,300 ounces. This estimate takes into account the influence of the high-grade outliers, unknown factors affecting the drill hole data and the need for creating a more detailed model incorporating the new geologic interpretation.

18.11 Confidence Level in the Resource Estimate

To more accurately assess the uncertainty of the estimated measured and indicated resource grade the cumulative frequency plot for the data inside the high-grade boundary was inspected. It was determined that a mixture of two lognormal distributions, where there was a 74% probability of being drawn from a distribution with a mean of 0.546 and a standard deviation of 0.961 and a 26% probability of being drawn from a lognormal distribution with a mean of 0.046 and a standard deviation of 0.031, could be used to described the overall distribution (mean of 0.397 and a standard deviation of 0.848) . 10,000 simulations of the drawing of 164 samples from the distribution was run. The low 5 percent confidence limit was found to be 0.300 opt and the high 95 percent confidence limit was 0.560 opt. This implies that the 95% downside risk for the outlined ore zone is approximately minus 24% and the upside is approximately 41%. It should be noted that this risk assessment for upside potential includes only that resource which is currently estimated and does not recognize any potential of along strike or down dip discoveries, which have not been drilled. These confidence limits are for the estimated resource grade only and are based on the actual data. The confidence placed on the tonnage of the resource is a purely geologic interpretive opinion and can not be assessed statistically. The overall confidence in the resource estimate is a combination of both the characteristics of the data (e.g., number and proximity of samples, clustering of samples and continuity or variation of the samples) and of the geology (e.g., quality of drill hole logs, accurate sample locations and collaborative surface geologic data).

It can be seen that there is a certain amount of risk associated with this gold deposit as can be expected with many high-grade gold deposits. The only way to decrease this risk is to drill more, however additional drilling is subject to the law of diminishing returns, since to halve the uncertainty approximately 400 more samples would be needed from within the high-grade boundary.

19.0 POSSIBLE EXTERNAL AFFECTS ON ESTIMATED RESOURCES

There appear to be no legal, title, permitting, environmental, water use or public disturbance problems found by the authors that could disrupt the plans to carry out the bulk sampling, processing and transition to full production. All permits for mining and processing are secured. The land holdings are sound and uncontested. Adequate groundwater has been appropriated by the State. There are no known issues that would materially impact the estimates of the mineral resources. This property is located within a mining district that has a long history of mining activity.

The measured and indicated gold resources estimated using the cutoff grade of 0.15 ounces of gold per ton is loosely based on conceptual cost estimates from consultants and mine contractors. Mining, processing and G&A operating costs have been estimated at around $50 per ton processed. Startup and development capital costs were previously estimated at $3,000,000 and since have been reduced to $2,500,000. The plant was acquired for much less than anticipated and the mineralized zone was accessed at a shallower depth for less cost to bulk sample the zone. These costs were applied to determine the cutoff grade used in the resource estimates. The underhanded mining method being considered for bulk sampling may still keep the cutoff grade above 0.100 Au opt.

20.0 INITIAL MINING AND PROCESSING PLANS

RSM believes and the authors concur that the Gold Wedge project has a sufficient estimated gold resource to proceed with obtaining a large bulk sample, via an underground decline, and test this sample in a full scale wash plant capable of processing 150 tons per hour. RSM has obtained all permits to proceed with this plan and has accessed the zone for initial startup on a small scale. The test is warranted and required in order for RSM to complete a feasibility study in the future. The steps required to mine and process the sample will provide invaluable technical and cost information for planning full scale production. An operating cash flow analysis can then be determined.

20.1 Underground Bulk Sample:

Phase1 is partially complete with 689 feet of decline 13’ X 11 feet into the mineralized zone and 100 tons of mineralized rock stockpiled (Figure 7). The decline was driven on a minus 15 percent grade. Completion of the decline construction phase took four months and accessed the 6740’ level. An 11’ x 8’ drift will be driven along the gold bearing structure for mining the bulk sample. The drift is projected to be approximately 500 feet long. Additional development of the decline will then be driven into the mineralized zone 200 feet north at the 6710’ for multiple working faces lto collect a 5,000-ton bulk sample.

During the collection of the bulk sample an evaluation to determine the best mining method(s) will be completed. This program will be ongoing in conjunction with the underground and surface-drilling program as needed to delineate the location of the mineralized zone. The Company has plans to further drill test the deposit in order to upgrade the inferred resource. This effort is considered an essential component to fully develop the property and as a means to extend the life of the operation to beyond the 3-5 year period.

20.2 Mineral Processing Plant:

RSM has purchased a full scale gravity separation plant called the Alaskan 100, designed and built by Goldfields Engineering Inc. (GEI), Salt Lake City, Utah, now Industrial Fabrication, and is being constructed at the site with GEI supervision. The plant consists of a washing trommel with four jigs and a goldtron finishing table. GEI also designed the gravity circuit at the nearby Round Mountain Mine as well as many international projects for the recovery of lode and placer gold by gravity methods. RSM expects to experience better recoveries as part of a selective underground mining effort that will limit dilution, contain less clay, and incorporate improved gravity separation technology. The proposed start-up of the plant is scheduled for April-May, 2005. The estimated construction cost for the plant is $15,000-$25,000. IF/GEI will train the operations personnel after recoveries are achieved.

21.0 OTHER RELEVANT DATA AND INFORMATION

none

FIGURE 7
Source: RSM, 2004

22.0 CONCLUSIONS AND RECOMMENDATIONS

The project has advanced to the bulk sampling stage under-budget with significant cost savings on accessing the mineralized zone at shallow depth, reduced cost for the plant acquisition, the cost savings of revising the construction of the ore pad and the cost savings of establishing primary power at the portal as a client startup for the power company. Footage cost for driving the decline was higher than anticipated because of ground control.

The results from the decline and crosscut through the mineralized zone confirm that the drilling accurately reflects the thickness and grade of the mineralization. The grades are quite variable across short distances although when averaged, compare to drill holes in the crosscut area. This gives credibility to the polygonal resource estimates by Master and Martin and of course the conservative estimate by Ashton. The mineralized zone at the 6740’ level in the crosscut is a heavily calcite veined and fractured fault zone that can be mined by drifting and underhanded mining at multiple levels. There are three individual zones defined west and north of the crosscut that can be accessed by the next segment of decline planned to the north.

A reserve estimate and economic analysis can be completed when the initial feasibility of mining and processing is underway. At that time, the cutoff grade and heading sizes will be better known for maintaining production levels. The plant capacity is more than adequate for full scale production. Underground drilling should be designed to solve problems following the ore when drifting. Surface drilling should continue as delineating the resource and testing the larger deep potential.

A continued effort should be maintained to discover additional gold resources surrounding the project site. Surface exploration drilling is required to test the south facing slope of Black Mammoth Ridge, an untested area west of the resource that contains known surface and one deep intersection of mineralization that can lead to a major discovery. The discovery of the Gold Wedge West Zone with the RSM surface drilling in year 2004 is an indication of the potential to the west of the known resource (figure 7). The area where the Reliance fault merges with the Caldera margin is considered to be a high priority target for additional deep resources. The model for discovery of a Carlin-Type stratabound replacement deposit in the Zanzibar Limestone similar to Leeville or Carlin in the Carlin Trend is possible and that model should be actively pursued.

The year 2005 mining of the bulk sample, extension of the decline, commissioning of the plant and completion of the containment for the tailings are budgeted for US$1,569,284, (Table 6). Drilling costs of US$150,000 are included in the budget for surface resource delineation and discovery. The authors recommend that this budget be raised for this project to establishing production and explore the larger potential.

Table 6

Gold Wedge Project Development Budget for year 2005
U.S. dollars

Initial drifting on ore with support	800' X $650/ft	=	$560,000
Decline /Crosscut Development	400' X $50000/ft.	=	$200,000
Silt Pond Liner		=	$22,349
Fresh Water Pond Liner		=	$16,886
Plant and Building Construction		=	$75,000
Mill Operator		=	$60,000
Drilling	10,000 X 15/ft	=	$150,000
Painter		=	$4,000
Environmental		=	$3,000
Gravity Plant Reject Pad Construction		=	$250,000
Ore pad construction (retaining wall est.)		=	$25,000
Consulting		=	$50,000
Local contractor (Bottoms)		=	$40,000
	Sub-total	=	$1,456,235
Contingency 10%		=	$145,623

	TOTAL	=	$1,601.858

The cost for initial drifting on the ore is expected to be high initially because the highest level of the mine is in the weathering zone with significant back support and possibly timbering, followed by grout pillaring on the sill. Lower cost underhanded mining below the grout pillar will follow from the deeper development access driven to the north.

23.0 REFERENCES

Ashton, J.W., 2003, Review and Evaluation of the Gold Wedge Project, Nye County, Nevada, 54 pages, 43101 filing for 2003

Ashton, J.W., 2002, Resource Estimate for the Gold Wedge Project, Nye County, NV, unpublished report, 9 pages with attachments.

Berry, A. and Willard P., 1997, Exploration and Pre-Production Mine Development, unpublished New Concept Mining, Inc company report, Manhattan Mining District, Nye County, Nevada.

Cummins, A.B. and Given, I.A., Editor, 1973, SME-Mining Engineering Handbook, Society of Mining Engineers of American Institute of Mining, Metallurgical and Petroleum Engineers, Inc., NY, Volumes I and II.

Crown Resources Corp., 1982, unpublished company reports pertaining to the Gold Wedge Project, Manhattan Mining District, Nye County, Nevada.

Draper, M.D., 1930, Report on the Sullivan Mine, known as the Gold Metals Consolidated, Manhattan Nevada, unpublished report, 3 p.

Ferguson, H. G., 1924, Geology and Ore Deposits of the Manhattan District, Nevada: USGS Bulletin 723, 163 p.

Ferguson, H.G., 1921, The Limestone Ores of Manhattan, Nevada: Economic Geology, v. 25,p. 1-36.

Freeport Exploration Company,1983-85, unpublished company reports pertaining to the Gold Wedge Project and other properties, Manhattan Mining District, Nye County, Nevada.

Honea, R. M., 1987, Thin Section Work, Manhattan Project, Nevada, unpublished report for Freeport –McMoRan Company, 41p.

Isaaks, E. H. and Srivastava, R. M., 1989, An Introduction to Applied Geostatistics, Oxford University Press, Inc., NY, NY, 561p.

Kleinhampl, F. J. and Ziony, J. L., 1984, Mineral Resources of Northern Nye County, Nevada, Bulletin 99A, University of Nevada, Reno, 243 p.

Kral, V. 1951, Gold Production of the Gold Metals Mine, Bull. 45, Nevada Bureau of Mines, p 119-120.

Maddry, J.W., Coyle, R.D. and Pettit, P.M. 1988, Geology of the Manhattan Gold Deposit, Nye County, Nevada, In Bulk Mineable Precious Metals Deposits of the Western U.S., PP 119-134

Martin, L. G., 2002, Resource Estimate, Gold Wedge Project, Manhattan Nevada, unpublished report, 3 pages with attachments.

Master , T.D., 2004, Gold Wedge Project Annual Summary of Mining Activity and Surface Development for Year 2004, 3 pages with attached monthly reports, drill results, permits and maps.

Master, T.D., 2002, Geology and Gold Resources of the Gold Wedge Deposit, Manhattan Mining District, Nye County, NV, unpublished report, 16 pages with attachments.

McKinstry, H. E., 1949, Mining Geology, Prentice-Hall Inc., NY,NY, 679p.

Parrish, I. S., 1997, Geologist’s Gordian Knot: To Cut or Not to Cut, Mining Engineering, April 1997, p. 45-49.

Shawe, D.R., 1999, Geologic Map of the Manhattan Quadrangle, Nye County, NV, USGS Quadrangle map, GQ-1775, scale 1:24,000.

Shawe, D.R., Marvin, R.F., Andriessen, P.A.M., Mehnert, H.H., and Meritt, V.M., 1986, Ages of Igneous and Hydrothermal Events in the Round Mountain and Manhattan Gold Districts, Nye County, Nevada: Economic Geology, v.81, p. 388-407.

Tenneco Minerals Company, 1986, unpublished company report, Geology of the Manhattan Gold Deposit, Nye County, Nevada.

24.0 DATE AND SIGNED BY

March 31, 2005	by: Timothy D. Master	by: James W. Ashton

	STAMP	STAMP

CERTIFICATES OF AUTHORS